Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

February 28, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention:  Kim Browning

Re:	The RBB Fund, Inc. (Registration No. 33-20827/811-5518) —
Response to Examiner Comments on Post-Effective
Amendment No. 144

Dear Ms. Browning:

This letter responds to your comments on Post-Effective No. 144 (“PEA No. 143”) to the Registration Statement on Form N-1A of The RBB Fund, Inc. (the “Registrant”).  PEA No. 144 was filed pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act to register shares of a new portfolio of the Registrant, the Summit Global Investments U.S. Low Volatility Equity Fund (the “Fund”).

A.  Prospectus

1.                                       Comment:  The investment objective of the Fund is to seek “to outperform the S&P 500® Index over a market cycle while significantly reducing the overall volatility of its portfolio through quantitative and fundamental stock selection.”  Please consider simplifying the investment objective.

Response: Registrant will revise the investment objective of the Fund to read:  “to outperform the S&P 500® Index over a market cycle while reducing overall volatility.”

2.                                       Comment:  Please supplementally confirm that Acquired Fund Fees and Expenses are not expected to exceed 0.01 percent (one basis point) of average net assets of the Fund for its first fiscal year, or add the line item for Acquired Fund Fees and Expenses to the Expenses and Fees table.

Response:  Registrant confirms that Acquired Fund Fees and Expenses are not expected to exceed 0.01 percent (one basis point) of average net assets of the Fund for its first fiscal year.

3.                                       Comment:  Please confirm that the fee waiver and expense reimbursement agreement will be filed as an exhibit to the Registrant’s Registration Statement.

Response:  The form fee waiver and expense reimbursement agreement was filed with PEA No. 144.  The executed fee waiver and expense reimbursement agreement will be filed in a subsequent Post-Effective Amendment to the Registrant’s Registration Statement.

4.                                       Comment:  In footnote 2 to the Expenses and Fees table, please note that the fee waiver and expense reimbursement agreement may not be terminated prior to March 1, 2013 without Board approval.

Response: Registrant will revise the prospectus as requested.

5.                                       Comment:  In footnote 2 to the Expenses and Fees table, please note that if the Fund has any expenses which are excluded from the expense limitation, that the Fund’s net expenses will exceed the expense limitation by the amount of those excluded fees.

Response:  Registrant will revise the prospectus as requested.

6.                                       Comment:  In the summary section of the prospectus, please specifically name the types of equity securities in which the Fund may invest and add relevant related risk disclosure.

Response:  Registrant will revise the prospectus as requested.

7.                                       Comment:  The prospectus states that: “Under normal circumstances, the Fund will invest at least 80% of its net assets (including borrowings for investment purposes) in equity securities, primarily common stocks, of U.S. companies.”  Please explain how the Fund determines whether a company is a U.S. company for the purposes of this policy.

Response:  Registrant will revise the prospectus to indicate that the Fund invests in stocks of companies within the Russell 1000® Index and S&P 500® Index.

8.                                       Comment:  The Fund’s investment objective states that it seeks to “to outperform the S&P 500® Index over a market cycle while significantly reducing the overall volatility of its portfolio.”  Please add disclosure explaining how the Fund can outperform the S&P 500® Index given its lower volatility.

Response: Registrant will revise the prospectus as requested.

9.                                       Comment:  Under the Principal Investment Strategies section, it states that the Fund invests in stocks that exhibit “strengthening business metrics” and “quantitative factors.”  Please add plain English explanations of “strengthening business metrics” and “quantitative factors.”

Response: Registrant will revise the prospectus as requested.

10.                                 Comment:  The risk of loss of money is included under market risk.  Please consider making the risk of loss of money more prominent.

Response:  Registrant will revise the prospectus as requested.

11.                                 Comment:  Please review the requirements of Item 6 of Form N-1A and reduce the current disclosure under Purchase and Sale of Fund Shares contained in the summary section.

Response:  Registrant will revise the prospectus as requested.

12.                                 Comment:  Under Additional Information About the Fund’s Investments and Risks, please identify which risks are principal and which risks are non-principal.

Response: Registrant will revise the prospectus as requested.

13.                                 Comment:  Please revise the prospectus to replace all open-ended terms, such as “among other things” and “such as,” with plain English explanations.

Response: Registrant will revise the disclosure so that it describes the investment strategies of the Fund and the manner in which the strategies will be implemented, including the types of investments the Fund will make, with adequate specificity.  Registrant will remove other open-ended terms to the extent deemed appropriate given the context of the relevant disclosure.

13.                                 Comment:  Under Shareholder Information — Pricing of Fund Shares, it describes how equity securities traded in the over-the-counter market are valued.  Please add disclosure to the summary section that the Fund may invest in equity securities traded over-the-counter if this is a principal investment strategy of the Fund.

Response:  Registrant will revise the prospectus as requested.

14.                                 Comment:  Please add additional disclosure regarding what is required for a purchase or redemption request to be in good order.  Please remove any cross-references to other sections in defining good order.

Response:  Registrant will revise the prospectus as requested.

15.                                 Comment:  Under Shareholder Information — Pricing of Fund Shares, it states that:  “The Fund will effect purchases and redemptions of Fund shares at the NAV next calculated after receipt of your order or request in good order.”  Please modify “request” to “redemption request.”

Response:  Registrant will revise the prospectus as requested.

16.                                 Comment:  Under Shareholder Information — Pricing of Fund Shares, please clarify the information regarding who will fair value securities.

Response:  Registrant will add disclosure that the adviser will fair value securities in accordance with procedures adopted by the Registrant’s Board of Directors and under the Board of Directors’ ultimate supervision.

17.                                 Comment:  Under Shareholder Information — Market Timing, it states that the Registrant and the adviser reserve the right to “limit the amount of any exchange.”  Please clarify that this does not refer to requests to redeem shares via an exchange.

Response:  Registrant will revise the prospectus as requested.

18.                                 Comment:  Under Shareholder Information — Purchases Through Intermediaries, clarify that purchase orders received in good order by intermediaries by 4 p.m. will receive the current day’s NAV.  The second paragraph under the “Purchase Through Intermediaries” section creates the impression that placing an order is a two-step process for investors.

Response: Registrant will remove the second paragraph under the “Purchase Through Intermediaries” section.

19.                                 Comment:  For the prior performance information presented in Appendix A, please clarify that performance of all other accounts with substantially similar investment objectives, policies and strategies of the Fund are included.

Response:  Registrant will revise the prospectus as requested.

B.  Statement of Additional Information (“SAI”)

1.                                       Comment:  Please confirm that (i) all non-principal strategies and risks of the Fund are summarized in the SAI and (ii) all principal strategies and risks of the Fund included in the SAI are summarized in the prospectus.

Response:  Registrant confirms that (i) all non-principal strategies and risks of the Fund are summarized in the SAI and (ii) all principal strategies and risks of the Fund included in the SAI are summarized in the prospectus.

2.                                       Comment:  Please clarify the disclosure to distinguish between principal and non-principal strategies and risks.

Response:  The investment policies and risks of the Fund are currently disclosed under the headings Principal Investment Policies and Risks and Non-Principal Investment Policies as applicable.

*   *   *   *   *   *

We trust that the foregoing is responsive to your comments.  Please feel free to contact the undersigned at 215-988-3307 if you have any questions.

Sincerely yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann